Exhibit 1

Schedule A to Liquidnet, Inc. Form BD
BD – Direct Owners / Executive Officers

Are there any indirect owners of the applicant required to be reported on Schedule B? Yes

Ownership Codes:

NA - less than 5%
A - 5% but less than 10%
B - 10% but less than 25%
C - 25% but less than 50%
D - 50% but less than 75%
E - 75% or more

Full Legal Name, DE/FE/I, Title or Status, Date Acquired, Own. Code, Control Person, PR, CRD # (or S.S. No., IRS Tax #, Emp. ID)

Bond, Robert, I, Chief Executive Officer, 09/2021, NA, Y, N, 4121948
Goulet, Stephen Paul, I, Senior Managing Director/General Counsel/Secretary, 04/2021, NA, N, N, 4769810
Pezeu, Christian Jean Michel, I, Chief Financial Officer/Director, 04/2021, NA, Y, N, 5661987
Desimone, Lisa Marie, I, Chief Compliance Officer, 12/2021, NA, N, N, 2691368
Liquidnet Holdings, Inc., DE, Shareholder, 01/2000, E, Y, N, 13-4092641
Soldiviero, Luciano Michael I, FINOP, 05/2022, NA, N, N, 2487532